April 15, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	John Hancock Funds III (the “Trust”)
File Nos. 333-125838; 811-21777
Dear Sir/Madam:
This letter is a supplemental response to comments received via telephone on April 15, 2008, and March 19, 2008, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A filed with the SEC on February 1, 2008 (accession no. 0000950135-08-000483), relating to the John Hancock Leveraged Companies Fund. The initial response to these comments was filed with the SEC on April 10, 2008.
Set forth are our supplemental responses to Comments 2 and 4.
Comment 2 — page 2, Goal and strategy section. In the strategy summary section, provide a description of what is meant by “other companies with leverage capital structure.”
Response 2 — The following statement will be added to the strategy summary section:
The subadviser defines leveraged companies as companies with leveraged capital structures or companies that generally rely more on debt issuance than equity issuance to meet capital needs. Leveraged companies include companies with higher than average debt to equity ratios, companies that issue lower quality debt, companies that may have converted from public to private ownership through leveraged buyout transactions or have restructured their balance sheets by taking on significant additional debt to repurchase stocks through a buyback program or distributed a large dividend among the current shareholders.
Comment 4 — page 2, Goal and strategy section. Provide a capitalization range for the equity securities in which the fund invests.
Response 4 — The following statement will be added to the strategy section:
The Fund may invest in equity securities of companies in all capitalization ranges.
Risk disclosure will be added to the prospectus that describes the risks associated with investing in medium and small companies.

Per the SEC staff’s request, the Trust acknowledges the following:
•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Brion R. Thompson, Esq.
April 15, 2008

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.
Sincerely,
/s/ David D. Barr
David D. Barr
Counsel and Assistant Secretary
cc: Brion Thompson, SEC examiner